Exhibit 99.2

IR Web Meeting COVID - 19 CRISIS UPDATE June 2020

2 Disclaimer IN REVIEWINGTHE INFORMATIONCONTAINEDIN THIS PRESENTATION, YOU ARE AGREEINGTO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENTSOLELY FOR ITS INFORMATION ANDIS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees oragents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the informationpresented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 0 1 KPIs 0 2 Recent Developments 0 3 Opening Remarks Closing Remarks 0 4

1 Opening Remarks

5 INNOVATION AND FAST ADAPTATION GROWTH OPPORTUNITY Opening Remarks SELF - REINFORCING ECOSYSTEM Our Purpose is to transform the financial market to improve people’s lives UNIQUE PLATFORM CAPITALIZING ON NEW OPPORTUNITIES The Brazilian market presents a clear opportunity for disruption and an unprecedented low interest rate We are well positioned to benefit from investments shifting away from banks We continue to discover new ways to work more efficiently and leverage our technology XP’s Education DNA reinforces and strengthens relationships with clients, IFAs and business partners through challenging times Digital Banking, International Products, M&A and more…

2 KPIs

7 KPIs: AUC and Net Inflow Higher net inflow and market rebound drove R$27 billion AUC growth in May AUC (in R$ bn) ▪ AUC surpassed the 4 Q 19 level in May ; ▪ R $ 46 billion increase in AUC since 1 Q 20 was driven by R $ 15 billion net inflow and R $ 31 billion market appreciation . ▪ Net inflow accelerated 21 % MoM, from R $ 6 . 9 billion in April to R $ 8 . 3 billion in May . Monthly Net Inflow (in R$ bn) Apr - 20 May - 20 8.3 6.9 +21% 366 412 Net Inflow 15 Market Appreciati on 1Q20 May - 20 31 409 4Q19 +13%

8 KPIs: Active Clients and NPS Client base kept growing consistently in May Active Clients (‘000) ▪ Active Clients totaled 2 . 2 million in May, up 9 % vs 1 Q 20 . ▪ New Active Clients per month accelerated in 2020 versus 4 Q 19 . New Active Clients per month (‘000) 2,039 1Q20 May - 20 2,222 +9% NPS May - 20: 71 55 104 2020 YTD 4Q19 +89% Note: NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Compan y’s products and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months

9 KPIs: Retail Equity Trading May was another positive month for retail equity volume and custody XP Inc. Daily Average Trades¹ (million) ▪ Daily trades in our platform grew 127 % in April and May relative to 4 Q 19 . ▪ XP Inc’s market share gain accelerated during the crisis in a period of increased turnover in the market . XP Inc. Retail Equity Market Share May - 20 ¹Includes Cash equities, Options, Futures and REITs Source: B3, XP Inc. 4Q19 1Q20 April/May 2020 2.6 1.1 1.7 +127% Traded Volume Custody 25% 57%

10 Equitization Trend in Brazil May was another month of record individual investors in the stock exchange ▪ Individual investors grew 45 % annually between May - 16 and May - 20 ; ▪ In the last twelve months, the base grew 126% , with 1 . 4 million new investors . ▪ The relevance of retail investors spiked to 23 % in May - 20 after being stable around 17 % since May - 16 . Individual Investors as % of Total Traded Volume Source: B3, XP Inc. May - 16 May - 19 May - 17 May - 18 17% May - 20 17% 16% 18% 23% Individual Investors in B3 (‘000) vs Selic Rate 562 588 681 1,098 2,483 14.25% 3.00% 2.25% 0% 5% 10% 15% 0 500 1,000 1,500 2,000 2,500 3,000 May-16 May-17 May-18 May-19 May-20 Jun-20

3 Recent Developments

Recent Developments

Announcements reinforce our long-term mission

XP.inc.

XP FROM ANYWHERE

- ✓ Conception of Villa XP aligned with our vision of the future;
- ✓ Employees will have **more flexibility** to work and access to a sustainable and inspirational workplace.

WHOLESALE BANKING

- ✓ Hiring of **José Berenguer** to lead business expansion and exploit **cross-selling** opportunities in our ecosystem.

ESG INITIATIVES

- ✓ Creation of board to ensure the best products, services, content and recommendations **focused on ESG**;
- ✓ Dedicating **R$100 million** of seed money for the development of a Fund-of-Funds ESG ecosystem.

BROKER DEALER

- ✓ Highest position of BSM (B3 Self Regulation) ranking granted to XP, reaffirming its solidness and commitment to quality.

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13 Business Update New banking features to be launched soon and international funds showing increasing demand INTERNATIONAL FUNDS • Offshore investments represent <1% of the Brazilian Asset Management industry AUM; • Low interest rates increase the need for diversification through international exposure • 40+ international funds totaling ~ R$4 billion AUC in May 2020 • Wide variety across geographies and asset classes DIGITAL BANKING • Opportunity to enhance recurrence and increase loyalty • 100% digital experience • Digital Account, payment products, salary portability and credit card expected to be launched in 2H20 • Debit Card and other collateralized loans expected to be launched in 1H21 Source: Anbima , XP Inc.

14 IFA Network Update Main Numbers 7.0K IFAs 680 OFFICES 85% + of Brazil GDP covered with presence in 147 cities CRM tool for IFAs integrated into the Hub ecosystem Multiple Accounts: clients can now have more than one account in XP Transparency: funds’ rebates disclosed to clients Revised Incentive Plan R$42mn distributed to date Constant investments in the performance and sustainable growth of the IFA network

XP Inc.

Digital Content Update

Unique monthly visitors in our content platforms has been constantly growing

EXPERT XP

Reassign the research platform, unifying content, event and influencers


EXPERT XP 2020
14 - 15 | JUL
ONLINE

Million Unique Visitors


+160%
0.5
1.2
1.3
4Q19
1Q20
April/May 2020

INFOMONEY

Largest investments website in LATAM, with global outreach standards


InfoMoney

Million Unique Visitors


+69%
8.9
11.7
15.0
4Q19
1Q20
April/May 2020

XPEED

Our financial education institution. New brand, new products


XPEED
SCHOOL by XP Inc.

5 different schools to attend all type of students: Investments, Trading, Personal Finance, Entrepreneurship and Professional

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16 M&A Activity Transactions to reinforce XP’s ecosystem PROFILE RATIONALE OUR AMBITION • App provides a single view of investments across different financial institutions • Complements ecosystem by increasing transparency and financial education • Empower clients with information to make investment decisions and reach their financial goals • First Brazilian open and 100% digital insurance platform, used by 1,000 active brokers • Complements ecosystem by adding scale and expertise to penetrate the insurance market • Contribute to industry development by offering more efficient products and close the penetration gap in Brazil

17 M&A Activity: Complementing the Ecosystem Social Media and Influencers Spiti Infomoney Xpeed School DIGITAL CONTENT Dedicated Support Teams Trading Desk s Individual 7.0 k IFAs XP Direct / Online Services INSTITUTIONAL ISSUER SERVICES Capital Market Securities Placement Complementary Services EXPERT Event EXPERT Content Platform Corporate Access XP Wealth Services Adding complementary products and services RETAIL

4 Closing Remarks

19 Ongoing investments to ensure security and the best experience in our ecosystem TECHNOLOGY IS KEY Entrepreneurial and long - term vision in a meritocratic environment MISSION - DRIVEN CULTURE Well capitalized and constantly looking for opportunities to create value STRONG BALANCE SHEET Individual investors are leading the financial deepening process in Brazil SECULAR GROWTH STORY Closing Remarks We are only in the beginning of our long - term journey

Investor Relations Carlos Lazar André Martins ir@xpi.com.br IR Website: investors.xpinc.com Provide your feedback using the QR code